UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. dated March 27, 2017: Dryships Inc. Announces Acquisition of Four Modern Newcastlemax Vessels

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: March 28, 2017	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. ANNOUNCES ACQUISITION OF FOUR MODERN NEWCASTLEMAX VESSELS

ATHENS, GREECE – March 27, 2017 - DryShips Inc. (NASDAQ: DRYS) (the “Company” or “DryShips”), a diversified owner of ocean going cargo vessels, announced today that it has entered into agreements with unaffiliated third parties to acquire four modern Newcastlemax bulk carriers of approximately 206,000 DWT and with an average age of 3.0 years. The Company expects to take delivery of the vessels before the end of June 2017.

The Company will finance the total gross purchase price of approximately $124 million using cash on hand. Current liquidity stands at approximately $455 million.

Two of the vessels will be employed under time charter contracts, while the other two will trade in the spot market.

George Economou, Chairman and Chief Executive Officer commented:

“We are very pleased to have increased the size of our drybulk fleet by acquiring four modern sister vessels at historical low prices. Spot rates for drybulk vessels have continued to improve since the beginning of the year and our outlook for drybulk is positive given the modest order-book and the continued strength of the Chinese economy that generates demand for raw commodities. We continue to look at opportunities to diversify and grow our fleet with high quality tonnage and significant operating leverage.”

About DryShips

The Company is a diversified owner of ocean going cargo vessels that operate worldwide.  The Company owns a fleet of (i) 13 Panamax drybulk carriers, which have a combined deadweight tonnage of approximately 1.0 million dwt, (ii) one Very Large Crude Carrier and one Aframax tanker newbuilding, each of which are expected to be delivered in the second quarter of 2017, (iii) 2 Very Large Gas Carrier newbuildings which are expected to be delivered in the second and third quarter of 2017, respectively, and (iv) six offshore support vessels, comprising two platform supply and four oil spill recovery vessels.

DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com.  The information contained on the Company’s website does not constitute a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, our inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com